UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 ATS Corporation
     ----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00211E104
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                  David Amster
                            CRT Capital Holdings LLC
                                262 Harbor Drive
                               Stamford, CT 06902
                                 (203) 569-6400
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 William N. Dye
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                January 16, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 00211E104                                           Page 2 of 10 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            C. Michael Vaughn
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO/PF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,075,000 * (see Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,581,037 * (see Item 5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                2,075,000 * (see Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,581,037 * (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,656,037 * (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4% * (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC/IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 00211E104                                           Page 3 of 10 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Christopher Young
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 * (see Item 5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,581,037 * (see Item 5)
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0 * (see Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,581,037 * (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,581,037 * (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.8% * (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC/IN
----------- --------------------------------------------------------------------

Item 1.        Security and Issuer

               Name of Issuer:
               --------------

               ATS Corporation (the "Issuer")

               Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               7915 Jones Branch Drive
               McLean, Virginia 22102

               Title of Class of Securities:
               ----------------------------

               Common Stock, par value $.001


Item 2.        Identity and Background

     C. Michael Vaughn and J. Christopher Young (individually each a "Reporting Person", together the "Reporting Persons") are United States citizens.

     The Reporting Persons have not been convicted in a criminal proceeding and have not been party to a civil proceeding as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The address of the principal business office of the Reporting Persons is 262 Harbor Drive, Stamford CT 06902.

     The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 3.        Source and Amount of Funds or Other Consideration

     The 2,075,000 warrants ("Warrants") to purchase shares of common stock, par value $.001 per share, of the Issuer ("Common Stock") directly beneficially owned by C. Michael Vaughn as of March 29, 2007 were purchased with personal funds. The other shares of Common Stock, Warrants, and units ("Units", consisting of one share of Common Stock and two Warrants), were purchased using the investment funds of CRT Capital Group LLC, a Connecticut limited liability company ("CRT Capital"), and Harbor Drive Special Situations Master Fund, Ltd. ("Harbor Drive Master Fund"). The amount of funds used to purchase the Common Stock, Warrants, and Units is described on Schedule A.

Item 4.        Purpose of the Transaction

     The Reporting Persons are in the investment business. The shares of Common Stock, Warrants and Units disclosed herein are held for investment purposes. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Except as set forth herein, the Reporting Persons do not have any plans or proposals that related to or would result in any of the transactions described in subparagraphs (b) through (j) of Item 4 of
Schedule 13D.


Item 5.        Interest in Securities of the Issuer

     Pursuant to an investment agreement, Harbor Drive Asset Management LLC, an Illinois limited liability company ("Harbor Drive Management"), has the investment and voting power with respect to the securities held by Harbor Drive Master Fund. CRT Capital Holdings LLC, a Delaware limited liability company ("CRT Holdings"), owns all the equity interests in and is the sole managing member of Harbor Drive Management and CRT Capital. The Reporting Persons are the two managing members and share control of CRT Holdings and through it each of CRT Capital, Harbor Drive Management, and Harbor Drive Master Fund.

     At the close of business on January 16, 2007, the Reporting Persons beneficially owned more than five percent (5%) of the outstanding shares of Common Stock of the Issuer. The percentages used to report ownership as of January 16, 2007 are calculated based upon the shares of Common Stock issued and outstanding as of October 24, 2006 as reported on the Issuer's quarterly report on Form 10-Q/A for the quarterly period ended September 31, 2006.

At the close of business on January 16, 2007:

(i) C. Michael Vaughn
     (a) Amount beneficially owned: -5,379,238-
         Percent of class: 18.4%
     (b) Sole power to vote or direct the vote: -2,075,000-
         Shared power to vote or direct the vote: -3,304,238-
         Sole power to dispose or direct the disposition: -2,075,000-Shared power to dispose or direct the disposition: -3,304,238-

(ii) J. Christopher Young
     (a) Amount beneficially owned: -3,304,238 -

         Percent of class: 12.2%
     (b) Sole power to vote or direct the vote: -0-
         Shared power to vote or direct the vote: -3,304,238-
         Sole power to dispose or direct the disposition: -0-
         Shared power to dispose or direct the disposition: -3,304,238-

     CRT Capital Group beneficially owned 2,256,424 shares of Common Stock, 555,372 Warrants, and 110,814 Units, Harbor Drive Management beneficially owned 160,000 Warrants and C. Michael Vaughn beneficially owned 2,075,000 Warrants as of January 16, 2007.

     At the close of business on January 23, 2007, with percentages calculated based upon the shares of Common Stock issued and outstanding as of October 24, 2006 as reported on the Issuer's quarterly report on Form 10-Q/A for the quarterly period ended September 31, 2006.:

(i) C. Michael Vaughn
     (a) Amount beneficially owned: -4,732,448-
         Percent of class: 16.1%
     (b) Sole power to vote or direct the vote: -2,075,000-
         Shared power to vote or direct the vote: -2,657,448-
         Sole power to dispose or direct the disposition: -2,075,000-Shared power to dispose or direct the disposition: -2,657,448-

(ii) J. Christopher Young
     (a) Amount beneficially owned: -2,657,448-
         Percent of class: 9.7%
     (b) Sole power to vote or direct the vote: -0-
         Shared power to vote or direct the vote: -2,657,448-
         Sole power to dispose or direct the disposition: -0-
         Shared power to dispose or direct the disposition: -2,657,448-

     CRT Capital Group beneficially owned 1,638,948 shares of Common Stock and 150,500 Warrants, Harbor Drive Management beneficially owned 868,000 Warrants and C. Michael Vaughn beneficially owned 2,075,000 Warrants as of January 23, 2007.

     At the close of business on February 5, 2007, with percentages calculated based upon the shares of Common Stock issued and outstanding as of October 24, 2006 as reported on the Issuer's quarterly report on Form 10-Q/A for the quarterly period ended September 31, 2006:

(i) C. Michael Vaughn
     (a) Amount beneficially owned: -5,108,879-
         Percent of class: 17.2%
     (b) Sole power to vote or direct the vote: -2,075,000-
         Shared power to vote or direct the vote: -3,033,879-
         Sole power to dispose or direct the disposition: -2,075,000-Shared power to dispose or direct the disposition: -3,033,879-

(ii) J. Christopher Young

     (a) Amount beneficially owned: -3,033,879-
         Percent of class: 11.0%
     (b) Sole power to vote or direct the vote: -0-
         Shared power to vote or direct the vote: -3,033,879-
         Sole power to dispose or direct the disposition: -0-
         Shared power to dispose or direct the disposition: -3,033,879-

     CRT Capital Group beneficially owned 1,694,879 shares of Common Stock and 471,000 Warrants, Harbor Drive Management beneficially owned 868,000 Warrants and C. Michael Vaughn beneficially owned 2,075,000 Warrants as of February 5, 2007.

     On March 26, 2007, the Issuer disclosed that it had engaged in a series of repurchases of outstanding Common Stock and Warrants from January through March of 2007. On January 9, 2007, in connection with the acquisition of Advanced Technology Systems, Inc. and its subsidiaries ("ATSI"), 2,906,355 shares of Common Stock were converted into cash. Additionally, in connection with the ATSI acquisition, the Issuer repurchased 2,625,000 shares of Common Stock from the founders of the Issuer. Finally, the Issuer implemented a common stock and warrant repurchase program pursuant to which, as of March 9, 2007, the Issuer has repurchased 2,399,400 shares of Common Stock. Detailed information on these repurchases are contained in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2006, as filed on March 26, 2007 ("Form 10K"). The aggregate amount of shares outstanding after these repurchases was first reported by the Issuer in such Form 10-K filed on March 26, 2007.

     At the close of business on March 26, 2007, with percentages calculated based upon the shares of Common Stock issued and outstanding as of March 20, 2007 as reported on the Form 10-K.:

(i) C. Michael Vaughn
     (a) Amount beneficially owned: -4,947,877-
         Percent of class: 22.4%
     (b) Sole power to vote or direct the vote: -2,075,000-
         Shared power to vote or direct the vote: -2,872,877-
         Sole power to dispose or direct the disposition: -2,075,000-Shared power to dispose or direct the disposition: -2,872,877-

(ii) J. Christopher Young
     (a) Amount beneficially owned: -2,872,877-
         Percent of class: 14.3%
     (b) Sole power to vote or direct the vote: -0-
         Shared power to vote or direct the vote: -2,872,877-
         Sole power to dispose or direct the disposition: -0-
         Shared power to dispose or direct the disposition: -2,872,877-

     CRT Capital beneficially owned 1,361,948 shares of Common Stock, 641,429 Warrants, and 500 Units, Harbor Drive Management beneficially owned 868,000 Warrants and C. Michael Vaughn beneficially owned 2,075,000 Warrants as of March 26, 2007.

     At the close of business on March 29, 2007, with percentages calculated based upon the shares of Common Stock issued and outstanding as of March 20, 2007 as reported on the Form 10-K.:

(i) C. Michael Vaughn
     (a) Amount beneficially owned: -5,656,037-
         Percent of class: 25.4%
     (b) Sole power to vote or direct the vote: -2,075,000-
         Shared power to vote or direct the vote: -3,581,037-
         Sole power to dispose or direct the disposition: -2,075,000-Shared power to dispose or direct the disposition: -3,581,037-

(ii) J. Christopher Young
     (a) Amount beneficially owned: -3,581,037-
         Percent of class: 17.8%
     (b) Sole power to vote or direct the vote: -0-
         Shared power to vote or direct the vote: -3,581,037-
         Sole power to dispose or direct the disposition: -0-
         Shared power to dispose or direct the disposition: -3,581,037-

     CRT Capital beneficially owned 1,361,948 shares of Common Stock, 749,589 Warrants, and 500 Units, Harbor Drive Management beneficially owned 600,000 shares of Common Stock and 868,000 Warrants and C. Michael Vaughn beneficially owned 2,075,000 Warrants as of March 29, 2007.

(c) See Schedule A for all transactions effected with respect to shares of Common Stock, Warrants and Units for the 60 days prior to and including January 16, 2007 through, and including, March 29, 2007.

(d) Not applicable

(e) Not applicable

* The cover pages represent the beneficial ownership of the Reporting Persons as of March 29, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.        Material to be filed as Exhibits.

Exhibit 99.1   Joint Filing Statement

                            [Signature page follows]

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2007


C. MICHAEL VAUGHN


/s/ C. Michael Vaughn
-----------------------------------



J. CHRISTOPHER YOUNG


/s/ J. Christopher Young
-----------------------------------

                                   SCHEDULE A

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
  11/15/06        Sell             15,000       Warrant*             0.31

   12/1/06         Buy                500        Unit **             6.08

   12/1/06         Buy            100,000       Warrant*             0.29

   12/4/06         Buy                500        Unit **             6.00

   12/4/06         Buy              5,000       Warrant*             0.27

   12/5/06         Buy            300,000     Common Stock           5.55

   12/5/06        Sell            300,000     Common Stock           5.55

   12/5/06         Buy             17,500       Warrant*             0.27

   12/5/06         Buy             10,000       Warrant*             0.26

   12/6/06         Buy              9,500     Common Stock           5.59

   12/6/06         Buy            660,000     Common Stock           5.60

   12/6/06        Sell            459,500     Common Stock           5.60

   12/6/06        Sell             60,000       Warrant*             0.31

   12/6/06         Buy             50,000       Warrant*             0.31

   12/6/06        Sell              5,000       Warrant*             0.32

   12/6/06        Sell             10,000       Warrant*             0.33

   12/7/06        Sell              5,000     Common Stock           5.62

   12/7/06         Buy              5,000     Common Stock           5.62

   12/8/06        Sell              3,500     Common Stock           5.62

   12/8/06        Sell              2,000     Common Stock           5.63

   12/8/06         Buy              5,500     Common Stock           5.62

  12/13/06         Buy             20,000     Common Stock           5.60

  12/13/06         Buy             20,500     Common Stock           5.59

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
  12/14/06         Buy              1,650     Common Stock           5.58

  12/15/06        Sell            100,000       Warrant*             0.33

  12/15/06         Buy            100,000       Warrant*             0.33

  12/19/06         Buy             53,875     Common Stock           5.58

  12/19/06         Buy              5,000     Common Stock           5.59

  12/19/06         Buy            155,000     Common Stock           5.60

  12/19/06        Sell            150,000     Common Stock           5.60

  12/19/06         Buy          1,200,000       Warrant*             0.35

  12/19/06        Sell          1,879,000       Warrant*             0.33

  12/19/06         Buy          1,874,000       Warrant*             0.33

  12/19/06         Buy            441,000       Warrant*             0.34

  12/19/06        Sell            520,000       Warrant*             0.35

  12/19/06        Sell            446,000       Warrant*             0.34

  12/20/06         Buy             20,000     Common Stock           5.60

  12/20/06        Sell             25,000       Warrant*             0.35

  12/21/06         Buy             21,500     Common Stock           5.60

  12/21/06        Sell             19,500     Common Stock           5.62

  12/21/06         Buy             19,500     Common Stock           5.62

  12/22/06         Buy             31,500     Common Stock           5.60

  12/27/06         Buy          2,859,000       Warrant*             0.33

  12/27/06        Sell          2,859,000       Warrant*             0.33

  12/27/06         Buy            200,000       Warrant*             0.35

  12/27/06        Sell            200,000       Warrant*             0.35

  12/28/06        Sell            900,000       Warrant*             0.33

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
  12/28/06         Buy            900,000       Warrant*             0.33

  12/29/06         Buy            228,333       Warrant*             0.33

  12/29/06        Sell            200,000       Warrant*             0.33

   1/3/07          Buy            130,956       Warrant*             0.33

   1/3/07          Buy             30,000       Warrant*             0.32

   1/4/07          Buy                500     Common Stock           5.61

   1/4/07          Buy              5,000       Warrant*             0.32

   1/4/07          Buy              5,000       Warrant*             0.28

   1/4/07          Buy             19,000       Warrant*             0.25

   1/4/07          Buy             32,333       Warrant*             0.23

   1/4/07          Buy            292,500       Warrant*             0.20

   1/4/07         Sell            707,500       Warrant*             0.19

   1/4/07          Buy          1,647,500       Warrant*             0.19

   1/5/07          Buy            769,000       Warrant*             0.20

   1/5/07         Sell            300,000       Warrant*             0.20

   1/8/07          Buy             30,000       Warrant*             0.20

   1/9/07          Buy                392     Common Stock           5.55

   1/9/07          Buy            610,000       Warrant*             0.25

   1/9/07         Sell            250,000       Warrant*             0.32

   1/9/07          Buy            400,000       Warrant*             0.32

   1/9/07         Sell            200,000       Warrant*             0.29

   1/9/07          Buy            251,250       Warrant*             0.29

   1/9/07          Buy            150,000       Warrant*             0.30

   1/9/07         Sell            153,000       Warrant*             0.30

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   1/9/07          Buy            352,200       Warrant*             0.28

   1/9/07          Buy            129,800       Warrant*             0.27

   1/9/07         Sell          1,527,000       Warrant*             0.25

   1/9/07          Buy            370,200       Warrant*             0.26

   1/9/07         Sell            201,250       Warrant*             0.31

   1/9/07         Sell            390,000       Warrant*             0.26

   1/9/07         Sell            110,000       Warrant*             0.28

   1/10/07         Buy              1,000     Common Stock           5.55

   1/11/07        Sell            500,000     Common Stock           5.55

   1/11/07         Buy             24,976     Common Stock           5.55

   1/11/07        Sell         20,361,206     Common Stock           5.70

   1/11/07         Buy         14,185,206     Common Stock           5.70

   1/11/07         Buy          1,000,000     Common Stock           5.72

   1/11/07        Sell          1,000,000     Common Stock           5.72

   1/11/07         Buy            440,000     Common Stock           5.60

   1/11/07        Sell            440,000     Common Stock           5.60

   1/11/07        Sell            293,500        Unit **             6.10

   1/11/07        Sell          4,263,995       Warrant*             0.27

   1/11/07        Sell             87,500       Warrant*             0.24

   1/11/07        Sell              2,500       Warrant*             0.23

   1/11/07         Buy             20,000       Warrant*             0.23

   1/11/07        Sell          2,005,000       Warrant*             0.30

   1/11/07         Buy             60,000       Warrant*             0.25

   1/11/07         Buy             50,000       Warrant*             0.24

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   1/11/07         Buy          8,819,500       Warrant*             0.20

   1/11/07        Sell          8,819,500       Warrant*             0.20

   1/11/07         Buy          1,250,000       Warrant*             0.21

   1/11/07        Sell          1,250,000       Warrant*             0.21

   1/11/07         Buy          2,000,000       Warrant*             0.30

   1/12/07         Buy                500     Common Stock           5.50

   1/12/07         Buy                500     Common Stock           5.45

   1/12/07        Sell             10,000     Common Stock           5.42

   1/12/07        Sell             12,500     Common Stock           5.41

   1/12/07         Buy                500     Common Stock           5.40

   1/12/07         Buy             10,500     Common Stock           5.30

   1/12/07         Buy             10,000     Common Stock           5.25

   1/12/07         Buy             50,000     Common Stock           5.27

   1/12/07        Sell             56,225     Common Stock           5.25

   1/12/07         Buy                700     Common Stock           5.20

   1/12/07         Buy             10,000     Common Stock           5.42

   1/12/07         Buy             25,000     Common Stock           5.29

   1/12/07        Sell             50,000     Common Stock           5.27

   1/12/07         Buy             25,000     Common Stock           5.26

   1/12/07         Buy                500        Unit **             6.00

   1/12/07         Buy            760,000       Warrant*             0.45

   1/12/07        Sell            750,000       Warrant*             0.45

   1/12/07         Buy             36,000       Warrant*             0.43

   1/12/07        Sell             25,000       Warrant*             0.43

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   1/12/07         Buy             14,000       Warrant*             0.42

   1/12/07         Buy             98,500       Warrant*             0.41

   1/12/07         Buy            136,500       Warrant*             0.44

   1/12/07        Sell             20,000       Warrant*             0.41

   1/16/07         Buy                500     Common Stock           5.20

   1/16/07         Buy              1,000     Common Stock           5.10

   1/16/07         Buy              1,000     Common Stock           5.00

   1/16/07         Buy              6,100     Common Stock           4.90

   1/16/07         Buy             18,500     Common Stock           4.89

   1/16/07         Buy             42,500     Common Stock           4.85

   1/16/07         Buy              5,000     Common Stock           4.94

   1/16/07         Buy             21,000     Common Stock           4.95

   1/16/07         Buy                500     Common Stock           4.96

   1/16/07         Buy             10,500     Common Stock           4.97

   1/16/07        Sell             25,000     Common Stock           4.98

   1/16/07         Buy              3,000     Common Stock           4.91

   1/16/07        Sell             50,000     Common Stock           4.87

   1/16/07        Sell             25,000     Common Stock           4.95

   1/16/07         Buy             25,000     Common Stock           4.98

   1/16/07        Sell             25,000       Warrant*             0.43

   1/16/07        Sell             10,000       Warrant*             0.48

   1/16/07        Sell             20,000       Warrant*             0.46

   1/16/07         Buy            196,600       Warrant*             0.45

   1/16/07        Sell            152,450       Warrant*             0.45

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   1/16/07         Buy                500       Warrant*             0.50

   1/16/07         Buy              2,500       Warrant*             0.54

   1/16/07         Buy            210,600       Warrant*             0.55

   1/16/07        Sell            154,350       Warrant*             0.55

   1/16/07         Buy            424,750       Warrant*             0.57

   1/16/07         Buy            204,000       Warrant*             0.56

   1/16/07         Buy             11,250       Warrant*             0.58

   1/16/07         Buy             25,000       Warrant*             0.43

   1/16/07        Sell             92,450       Warrant*             0.45

   1/16/07         Buy             10,000       Warrant*             0.48

   1/16/07         Buy             20,000       Warrant*             0.46

   1/16/07        Sell            100,000       Warrant*             0.55

   1/16/07        Sell            160,000       Warrant*             0.57

    1/17/07        Buy              6,000      Common Stock          4.96

    1/17/07        Buy              7,000      Common Stock          4.97

    1/17/07        Buy             25,500      Common Stock          4.99

    1/17/07        Buy             15,700      Common Stock          4.98

    1/17/07        Buy              7,500      Common Stock          4.95

    1/17/07        Buy             94,000      Common Stock          5.00

    1/17/07       Sell             72,000      Common Stock          5.00

    1/17/07       Sell             22,000      Common Stock          4.98

    1/17/07       Sell             44,000      Common Stock          4.99

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
    1/17/07        Buy             10,000       Warrant*             0.57

    1/17/07        Buy              2,500       Warrant*             0.58

    1/17/07        Buy             41,000       Warrant*             0.59

    1/17/07        Buy            298,266       Warrant*             0.60

    1/17/07       Sell            100,000       Warrant*             0.60

    1/17/07       Sell          1,193,433       Warrant*             0.61

    1/17/07        Buy          1,033,033       Warrant*             0.61

    1/17/07       Sell             10,000       Warrant*             0.57

    1/18/07        Buy             33,500      Common Stock          4.95

    1/18/07        Buy              6,000      Common Stock          4.90

    1/18/07        Buy              5,000      Common Stock          4.92

    1/18/07       Sell             25,000      Common Stock          4.95

    1/18/07        Buy            515,267       Warrant*             0.61

    1/18/07       Sell            215,500       Warrant*             0.61

    1/19/07        Buy              1,500      Common Stock          4.94

    1/19/07        Buy              4,000      Common Stock          4.96

    1/19/07        Buy              4,400      Common Stock          4.98

    1/19/07        Buy             11,000      Common Stock          4.99

    1/19/07        Buy          1,411,900      Common Stock          5.00

    1/19/07       Sell          1,233,600      Common Stock          5.00

    1/19/07        Buy            250,000      Common Stock          5.01

    1/19/07       Sell            275,000      Common Stock          5.01

    1/19/07        Buy            128,210      Common Stock          5.02

    1/19/07       Sell            103,210      Common Stock          5.02

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
    1/19/07       Sell                400      Common Stock          5.05

    1/19/07        Buy             10,000       Warrant*             0.63

    1/19/07        Buy             30,000       Warrant*             0.65

    1/19/07       Sell             25,000       Warrant*             0.65

    1/19/07       Sell            825,033       Warrant*             0.68

    1/19/07        Buy            750,033       Warrant*             0.68

    1/19/07       Sell            839,967       Warrant*             0.67

    1/19/07        Buy            475,000       Warrant*             0.67

   1/22/07        Sell            145,500     Common Stock           5.05

   1/22/07         Buy            500,280     Common Stock           5.05

   1/22/07        Sell             50,000     Common Stock           5.02

   1/22/07         Buy             80,500     Common Stock           5.00

   1/22/07        Sell             75,000     Common Stock           5.00

   1/22/07         Buy              1,000     Common Stock           4.99

   1/22/07         Buy             50,000     Common Stock           5.02

   1/22/07        Sell              2,500       Warrant*             0.66

   1/22/07         Buy            220,000       Warrant*             0.65

   1/22/07        Sell            200,000       Warrant*             0.65

   1/22/07        Sell          1,864,500       Warrant*             0.67

   1/22/07         Buy            800,000       Warrant*             0.68

   1/22/07         Buy            172,500       Warrant*             0.64

   1/22/07         Buy          1,300,000       Warrant*             0.67

   1/22/07        Sell            800,000       Warrant*             0.68

   1/22/07        Sell            147,500       Warrant*             0.64

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   1/23/07         Buy                500     Common Stock           5.00

   1/23/07         Buy            140,000       Warrant*             0.64

   1/23/07        Sell            140,000       Warrant*             0.64

   1/24/07         Buy             10,000     Common Stock           4.96

   1/24/07         Buy             39,000     Common Stock           4.95

   1/24/07        Sell             25,000     Common Stock           4.95

   1/24/07         Buy             50,000       Warrant*             0.63

   1/24/07        Sell             30,000       Warrant*             0.62

   1/24/07         Buy             52,500       Warrant*             0.60

   1/24/07        Sell             50,000       Warrant*             0.60

   1/24/07         Buy             30,000       Warrant*             0.62

   1/25/07         Buy              4,200     Common Stock           4.94

   1/25/07         Buy             14,831     Common Stock           4.93

   1/26/07        Sell             14,200     Common Stock           4.93

   1/26/07         Buy             23,900     Common Stock           4.93

   1/26/07        Sell              2,000       Warrant*             0.58

   1/26/07         Buy              2,000       Warrant*             0.58

   1/29/07         Buy                500     Common Stock           4.93

   1/29/07         Buy             25,400     Common Stock           4.90

   1/29/07         Buy             20,000     Common Stock           4.94

   1/29/07        Sell             45,400     Common Stock           4.92

   1/30/07         Buy             70,000     Common Stock           4.94

   1/30/07         Buy             58,500     Common Stock           4.93

   1/30/07        Sell             50,000     Common Stock           4.94

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   1/30/07        Sell             50,000     Common Stock           4.93

   1/31/07         Buy          2,275,000     Common Stock           4.95

   1/31/07        Sell          1,375,000     Common Stock           4.95

   1/31/07        Sell            125,000     Common Stock           4.90

   1/31/07         Buy             25,000     Common Stock           4.90

   1/31/07        Sell             70,000       Warrant*             0.61

   1/31/07        Sell              8,000       Warrant*             0.60

   1/31/07        Sell            186,000       Warrant*             0.58

   1/31/07         Buy            225,000       Warrant*             0.59

   1/31/07         Buy             39,000       Warrant*             0.61

   2/5/07          Buy              9,771       Warrant*             0.58

   2/6/07          Buy                500     Common Stock           4.99

   2/7/07          Buy             10,000       Warrant*             0.58

   2/8/07          Buy            765,000       Warrant*             4.95

   2/8/07         Sell            765,000     Common Stock           4.95

   2/8/07          Buy                210     Common Stock           4.90

   2/13/07         Buy                500     Common Stock           4.90

   2/13/07         Buy              6,660     Common Stock           4.85

   2/13/07         Buy              2,500       Warrant*             0.58

   2/16/07         Buy              4,500     Common Stock           4.85

   2/16/07        Sell             40,000       Warrant*             0.56

   2/16/07        Sell             31,000       Warrant*             0.55

   2/16/07         Buy             61,000       Warrant*             0.55

   2/20/07        Sell             50,000       Warrant*             0.55

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   2/20/07         Buy             50,000       Warrant*             0.55

   2/21/07         Buy                500     Common Stock           4.80

   2/21/07        Sell              1,500     Common Stock           4.90

   2/21/07        Sell              2,000     Common Stock           4.89

   2/21/07        Sell                500     Common Stock           4.95

   2/21/07         Buy              1,500     Common Stock           4.90

   2/21/07        Sell             10,000       Warrant*             0.55

   2/21/07         Buy             10,000       Warrant*             0.55

   2/22/07         Buy             13,000       Warrant*             0.52

   2/22/07        Sell              6,500       Warrant*             0.52

   2/23/07         Buy            463,000     Common Stock           4.90

   2/23/07        Sell            543,000     Common Stock           4.90

   2/23/07        Sell             20,000     Common Stock           4.88

   2/23/07         Buy             20,000     Common Stock           4.88

   2/23/07         Buy            258,000       Warrant*             0.52

   2/23/07        Sell            254,700       Warrant*             0.52

   2/23/07        Sell                300       Warrant*             0.54

   2/26/07        Sell              4,000     Common Stock           4.88

   2/26/07         Buy              2,000     Common Stock           4.88

   2/27/07        Sell                500     Common Stock           4.90

   2/27/07         Buy                500     Common Stock           4.85

   2/27/07        Sell              2,500     Common Stock           4.85

   2/27/07         Buy              1,008     Common Stock           4.86

   2/28/07        Sell                500     Common Stock           4.95

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   2/28/07        Sell             27,500     Common Stock           4.80

   2/28/07         Buy              3,543     Common Stock           4.80

   2/28/07         Buy                500     Common Stock           4.75

   2/28/07         Buy              5,700     Common Stock           4.77

   2/28/07        Sell              5,500     Common Stock           4.75

   2/28/07        Sell              5,500     Common Stock           4.70

   2/28/07         Buy              4,125     Common Stock           4.65

   2/28/07        Sell              4,332     Common Stock           4.65

   2/28/07        Sell              3,800     Common Stock           4.55

   2/28/07         Buy              1,500     Common Stock           4.50

   2/28/07        Sell              3,800     Common Stock           4.50

   2/28/07         Buy              3,200     Common Stock           4.48

   2/28/07         Buy              2,000     Common Stock           4.55

   2/28/07         Buy             10,000     Common Stock           4.72

   2/28/07         Buy             15,591     Common Stock           4.71

   2/28/07         Buy             10,000       Warrant*             0.50

   3/1/07          Buy                500     Common Stock           4.55

   3/1/07          Buy                500     Common Stock           4.50

   3/1/07         Sell                400     Common Stock           4.47

   3/1/07         Sell              3,800     Common Stock           4.45

   3/1/07          Buy                500     Common Stock           4.45

   3/1/07         Sell             40,205     Common Stock           4.30

   3/1/07         Sell                500     Common Stock           4.25

   3/1/07          Buy              2,400     Common Stock           4.24

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   3/1/07          Buy             15,000     Common Stock           4.30

   3/1/07          Buy             25,000     Common Stock           4.32

   3/1/07          Buy             27,405     Common Stock           4.31

   3/1/07         Sell             25,000     Common Stock           4.32

   3/1/07          Buy              5,000       Warrant*             0.45

   3/5/07          Buy             10,000     Common Stock           4.30

   3/5/07          Buy             27,250     Common Stock           4.32

   3/5/07          Buy             10,000     Common Stock           4.34

   3/5/07         Sell             15,000     Common Stock           4.33

   3/5/07         Sell             10,000     Common Stock           4.32

   3/5/07         Sell              5,000     Common Stock           4.34

   3/7/07          Buy              6,000     Common Stock           4.32

   3/7/07          Buy              7,000     Common Stock           4.34

   3/7/07         Sell              7,000     Common Stock           4.34

   3/13/07         Buy              4,500     Common Stock           4.50

   3/15/07         Buy                500     Common Stock           4.30

   3/15/07         Buy                500     Common Stock           4.25

   3/15/07        Sell              3,800     Common Stock           4.20

   3/15/07        Sell              6,200     Common Stock           4.10

   3/15/07        Sell                900     Common Stock           4.38

   3/15/07         Buy             10,000     Common Stock           4.14

   3/15/07         Buy                450     Common Stock           4.38

   3/21/07        Sell              3,800     Common Stock           4.10

   3/21/07         Buy            241,892     Common Stock           4.05

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   3/21/07        Sell            234,892     Common Stock           4.05

   3/21/07        Sell              5,000     Common Stock           4.06

   3/21/07        Sell                100     Common Stock           4.20

   3/21/07         Buy              5,000     Common Stock           4.06

   3/21/07         Buy                500        Unit **             5.00

   3/21/07         Buy              2,000       Warrant*             0.45

   3/21/07         Buy              3,000       Warrant*             0.51

   3/23/07        Sell              1,200     Common Stock           4.20

   3/23/07         Buy              1,000     Common Stock           4.20

   3/26/07         Buy                500     Common Stock           4.05

   3/26/07        Sell              5,000     Common Stock           4.20

   3/26/07        Sell                500     Common Stock           4.23

   3/26/07        Sell                500     Common Stock           4.21

   3/27/07         Buy                500     Common Stock           4.19

   3/27/07         Buy                500     Common Stock           4.15

   3/27/07        Sell              1,000     Common Stock           4.02

   3/27/07        Sell                500     Common Stock           4.01

   3/27/07        Sell              6,100     Common Stock           4.00

   3/27/07        Sell              5,800     Common Stock           3.95

   3/27/07        Sell              4,300     Common Stock           3.90

   3/27/07         Buy                448     Common Stock           3.80

   3/27/07         Buy             17,700     Common Stock           3.96

   3/27/07        Sell             30,000       Warrant*             0.44

   3/27/07        Sell             20,000       Warrant*             0.40

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   3/27/07         Buy             40,000       Warrant*             0.42

   3/28/07         Buy                500     Common Stock           3.80

   3/28/07         Buy             81,900     Common Stock           3.70

   3/28/07         Buy              1,010     Common Stock           3.65

   3/28/07        Sell             90,000     Common Stock           3.70

   3/28/07         Buy             35,500     Common Stock           3.60

   3/28/07        Sell             36,500     Common Stock           3.60

   3/28/07         Buy              1,500     Common Stock           3.55

   3/28/07         Buy             31,500     Common Stock           3.66

   3/28/07        Sell             20,000     Common Stock           3.65

   3/28/07         Buy            375,000       Warrant*             0.35

   3/28/07        Sell            525,000       Warrant*             0.35

   3/29/07         Buy                500     Common Stock           3.50

   3/29/07         Buy             10,000     Common Stock           3.60

   3/29/07         Buy          2,374,050     Common Stock           3.65

   3/29/07        Sell          2,610,800     Common Stock           3.65

   3/29/07         Buy            500,000     Common Stock           3.67

   3/29/07        Sell                500     Common Stock           3.64

   3/29/07        Sell              1,000     Common Stock           3.60

   3/29/07         Buy            276,500     Common Stock           3.55

   3/29/07        Sell            150,000     Common Stock           3.55

   3/29/07         Buy            350,000     Common Stock           3.61

   3/29/07        Sell            500,000     Common Stock           3.67

   3/29/07         Buy             10,500       Warrant*             0.35

------------ ---------------- ------------- ----------------- ------------------
    Date       Transaction       Volume       Type of Share   Price Per Unit ($)
------------ ---------------- ------------- ----------------- ------------------
------------ ---------------- ------------- ----------------- ------------------
   3/29/07        Sell          1,837,500       Warrant*             0.37

   3/29/07         Buy          3,035,160       Warrant*             0.38

   3/29/07        Sell          3,035,160       Warrant*             0.38

   3/29/07         Buy          2,337,500       Warrant*             0.37



* Warrants to purchase shares of common stock at an exercise price of $5.00 per share.

** Units, each of which consist of one share of common stock and two warrants to purchase shares of common stock at an exercise price of $5.00 per share.